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                            April 21, 2021

       Susan Kim
       Chief Financial Officer
       Pacific Biosciences of California, Inc.
       1305 O'Brien Drive
       Menlo Park, CA 94025

                                                        Re: Pacific Biosciences
of California, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed on February
26, 2021
                                                            File No. 001-34899

       Dear Ms. Kim:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Notes to the Consolidated Financial Statements
       Note 4. Financial Instruments
       Estimated fair value of the Continuation Advances liability, page 60

   1. You disclose that the Continuation Advances constitute a financial liability and that you elected the fair value
option to recognize this liability. Please address the following:
                                                            Explain how you
determined that the Continuation Advances met the definition of a financial
liability. Also explain how you determined that these advances should be accounted for
differently than the Reverse Termination Fee which you appear to have accounted for as a
gain contingency based on your disclosure on page 54. Clarify why your
Continuation Advances were not also considered a gain contingency under
                                                             ASC 450.
                                                            You state that the
estimated fair value of the Continuation Advances at both
                                                             December 31, 2020
and 2019 was determined to be zero as management estimated
 Susan Kim
Pacific Biosciences of California, Inc.
April 21, 2021
Page 2
              that there would be no future cash outflows associated with this financial instrument because the probabilities of either of the specified triggering events occurring and requiring repayment to Illumina were evaluated as being remote at both of those dates. However, in February 2021 you were required to repay $52 million of these advances as a result of your issuance of $900 million in convertible notes. Explain the factors you considered in determining the probability of repayment was remote given the nature of the specified events that would trigger repayment (particularly an equity or debt financing) and the fact that the time period that repayment of such advances could be triggered extends out to March 2022.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameSusan Kim                                    Sincerely,
Comapany NamePacific Biosciences of California, Inc.
                                                               Division of
Corporation Finance
April 21, 2021 Page 2                                          Office of Life
Sciences
FirstName LastName